Exhibit 23.1

Consent of Independent Auditor

The Board of Directors

Worldpay Group Limited:

We consent to the incorporation by reference in the registration statements (No. 333-180268, No. 333-196911, No. 333-207834, and No. 333-211645) on Forms S-8, S-8, S-8, and S-3, respectively, of Worldpay, Inc. of our report dated April 3, 2018, with respect to the consolidated balance sheets of Worldpay Group Limited as of December 31, 2017 and 2016, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity, and cash flow statement for each of the years in the three-year period ended December 31, 2017, which report appears in the Form 8-K/A of Worldpay, Inc. dated April 3, 2018.

London, United Kingdom

April 3, 2018